PRESS RELEASE

Banro Announces Q3 2016 Financial and Operating Results

Toronto, Canada – November 7, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the third quarter of 2016.

HIGHLIGHTS

  Record revenues in Q3 2016 of $67 million, representing an increase of 75% over Q3 2015 revenues of $39 million. Year-to-date revenues are $174 million, compared to year-to-date revenues in 2015 of $122 million, an increase of 42%.
  Q3 2016 EBITDA of $24 million, representing an increase in EBITDA of over 20% compared to approximately $19 million in each of Q3 2015 and Q2 2016. This improvement reflects Namoya’s success in delivering steady-state production levels throughout the third quarter
  Q3 2016 consolidated (combined Twangiza and Namoya) gold production of 53,377 ounces, an increase of 53% from Q3 2015, with a consolidated cash cost of $734 per ounce.
  Namoya achieved record quarterly gold production of 28,190 ounces in Q3 2016 with a cash cost of $740 per ounce, as gold production rose to over 10,000 ounces in September.
  YTD 2016 consolidated (combined Twangiza and Namoya) gold production of 147,242 ounces with a cash cost of $744 per ounce, combined mine site all-in sustaining cost of $876 per ounce, and total all-in sustaining cost of $963 per ounce, in-line with 2016 guidance.

All dollar amounts in this press release are expressed in thousands of dollars, except per share and per ounce amounts, and, unless otherwise specified, in United States dollars.

“With the third quarter results, we are beginning to see the positive impact of Namoya’s steady state performance levels on lower consolidated cash costs and the Company’s improving financial results,” said Banro President and CEO John Clarke. “We look forward to both Twangiza and Namoya delivering strong contributions on an on-going basis to support Banro’s future growth and success.”

(I) FINANCIAL

Effective January 1, 2016, commercial production was declared at Namoya. As such, the financial results for the three and nine months ended September 30, 2016, reflect the activity of both Twangiza and Namoya while the financial results for the three and nine months ended September 30, 2015, reflect the activity of only Twangiza. The table below provides a summary of financial and operating results for the three and nine months ended September 30, 2016 and 2015 as well as the three months ended June 30, 2016:

	Q3 2016	Q3 2015	Change %		Q2 2016	YTD 2016	YTD 2015	Change %
Selected Financial Data
Operating revenues	67,465	38,504	75%		59,649	173,654	122,104	42%
Total mine operating expenses[1]	(56,085)	(23,084)	143%		(52,042)	(152,535)	(75,433)	102%
Gross earnings from operations	11,380	15,420	(26%	)	7,607	21,119	46,671	(55%	)
Net loss	(4,658)	(12,211)	(62%	)	(13,486)	(41,278)	(54,097)	(24%	)
EBITDA	23,871	19,400	23%		18,571	52,434	56,346	(7%	)
Basic net (loss)/earnings per share ($/share)	(0.02)	(0.05)	(60%	)	(0.04)	(0.14)	(0.21)	(33%	)
Key Operating Statistics
Average gold price received ($/oz)	1,266	1,117	13%		1,201	1,198	1,173	2%
Gold sales (oz)	53,284	34,467	55%		49,681	144,932	104,088	39%
Gold production (oz)	53,377	34,824	53%		49,673	147,242	105,092	40%
All-in sustaining cost per ounce ($/oz)	869	608	43%		901	876	631	39%
Cash cost per ounce ($/oz)	734	501	47%		735	744	539	38%
Gold margin ($/oz)	532	616	(14%	)	466	454	634	(28%	)
Financial Position
Cash including restricted cash	19,566	3,895			24,408	19,566	3,895
Gold bullion inventory at market value[2]	7,169	3,487			7,645	7,169	3,487
Total assets	898,754	869,806			899,191	898,754	869,806
Long term debt - current and non-current	204,543	166,859			192,464	204,543	166,859

(1)	Includes depletion and depreciation.

(2)	This represents 5,421 ounces of gold bullion inventory shown at September 30, 2016 closing market price of $1,323 per ounce of gold.
  Operating revenues for the three and nine months ended September 30, 2016 were $67,465 and $173,654, respectively, 75% and 42% higher compared to the corresponding prior year periods of $38,504 and $122,104, respectively. During the third quarter of 2016, ounces of gold sold increased by 55% to 53,284 ounces compared to sales of 34,467 ounces during the third quarter of 2015 due to the contribution of sales from Namoya partially offset by lower production at Twangiza. The average gold price per ounce sold during the third quarter of 2016 was $1,266 compared to an average price of $1,117 per ounce obtained during the third quarter of 2015. The average realized price for the third quarter of 2016 was lower than the average spot market price due to lower implied prices for stream revenues recognized.
  Mine operating expenses, including depletion and depreciation, for the three and nine months ended September 30, 2016 were $56,085 and $152,535, respectively, compared to the corresponding prior year periods of $23,084 and $75,433, respectively. The increase is a result of the operating expenses attributable to Namoya which were treated as capitalized development costs throughout 2015. With the contribution of two operating mines, the increase in mine operating expenses attributable to depletion and depreciation was $11,156 and $25,405 for the three and nine months ended September 30, 2016, respectively.
  Gross earnings from operations for the three and nine months ended September 30, 2016 were $11,380 and $21,119, respectively, compared to $15,420 and $46,671, for the corresponding periods of 2015. The 75% and 42% increases in revenue for the three and nine months ended September 30, 2016, were offset by 143% and 102% increases in mine operating expenses, respectively, as a result of the contribution from two mines.

  Consolidated EBITDA for the nine months ended September 30, 2016 was $52,434 compared to $56,346 for the corresponding period of 2015, reflecting the lower production levels at Twangiza partially offset by the contribution from Namoya. Consolidated EBITDA for the three months ended September 30, 2016 was $23,871, the strongest quarter year-to-date 2016, representing a 29% increase over the second quarter of 2016 and a 139% increase compared to the first quarter of 2016 as a result of the increased contribution from Namoya delivering steady-state production levels.
  Net loss for the three and nine months ended September 30, 2016 of $4,658 and $41,278, respectively, were driven by the combination of non-cash items totaling approximately $1,100 and $16,400, respectively, relating primarily to fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements and preferred shares, driven by improvements in the gold price environment, and warrants driven by the increase in the share price of the Company, that were outside the normal course of operating activities in the quarter.
  Cash costs per ounce on a sales basis for the three months ended September 30, 2016 were $734 per ounce of gold, a 47% increase from $501 per ounce of gold for the corresponding period of 2015. Cash costs for the third quarter of 2016 were higher than the corresponding prior year period mainly due to the strong performance from Twangiza during 2015 when production levels exceeded expectations resulting in significant benefits in unit costs and Namoya being under development in 2015. With Namoya delivering steady state results, cash costs per ounce on a sales basis for the nine months ended September 30, 2016 were $744 per ounce of gold, in line with guidance of $700 to $800 per ounce of gold, representing a 38% increase from $539 per ounce of gold for the corresponding period of 2015.
  Mine site all-in sustaining costs for the nine months ended September 30, 2016 were $876 per ounce (compared to $631 per ounce of gold for the nine months ended September 30, 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. Mine site all-in sustaining costs for the third quarter of 2016 were $869 per ounce of gold (compared to $608 per ounce of gold in the third quarter of 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce.

(II) OPERATIONAL – TWANGIZA

  During the third quarter of 2016, Twangiza experienced no loss time injury (“LTI”).
  During the third quarter of 2016, the plant at the Twangiza Mine processed 437,375 tonnes of ore at an average grade of 2.62 g/t Au (compared to 441,579 tonnes of ore at 3.07 g/t Au during the third quarter of 2015). The process recovery during the third quarter of 2016 was 67.0% (compared to 79.8% during the third quarter of 2015) to produce 25,187 (compared to 34,824 during the third quarter of 2015) ounces of gold. Recoveries at Twangiza during the quarter were driven by the blend of ore type based on the available mining faces.

(III) OPERATIONAL – NAMOYA

  During the third quarter of 2016, Namoya experienced no LTIs.
  Namoya gold production increased 20% from 23,455 ounces in the second quarter of 2016 to 28,190 ounces in the third quarter of 2016, in line with achieving steady state operations.
  During the third quarter of 2016, the plant at the Namoya Mine stacked 656,164 tonnes of ore (compared to 446,653 tonnes during the third quarter of 2015). The head grade of ore stacked during the third quarter of 2016 was 1.87 g/t Au (compared to 1.67 g/t Au during the third quarter of 2015). Namoya produced 28,190 ounces of gold during the third quarter of 2016 (compared to 12,157 ounces of gold during the third quarter of 2015), representing delivery throughout the quarter in-line with steady state production levels.

(IV) EXPLORATION

  During the third quarter of 2016, exploration activities were limited to low level regional exploration and continued preparation for increased activity levels focusing on near mine exploration.

(V) CORPORATE DEVELOPMENT

  In July 2016, the Company entered into a gold dore purchase agreement (“Dore Agreement”) in connection with a $10,000 loan facility with Baiyin International Investment Ltd. (“Baiyin”). Baiyin is an affiliate of RFW Banro Investments Limited (“RFWB”), which currently owns approximately 16.5% of the outstanding common shares of the Company. The loan facility was funded in two equal tranches, the first tranche was funded in July and the second tranche was funded in September 2016. Under the Dore Agreement, Baiyin will purchase approximately 50% of the gold dore produced by Twangiza starting October 1, 2016 and approximately 50% of the gold dore produced by Namoya from December 1, 2016, in each case until the date the loan facility is repaid. The gold dore purchases under the Dore Agreement are at market prices.

OUTLOOK

Banro intends to continue to control costs by continuing to improve operating efficiencies through optimizing operating procedures and increasing production and processing capacities at Twangiza and Namoya to benefit from economies of scale, while maintaining strong environmental and safety standards.

The Company also intends to transition from diesel to hydro generated power at Twangiza and Namoya, which is expected to significantly reduce operating costs. The diesel generator sets would remain on site to serve as back-up power solutions in case of droughts or operational issues with a hydro plant. Banro is pursuing discussions with third parties with respect to the potential construction, financing and operation by third parties of a hydro plant that would be large enough to provide power to both Twangiza and Namoya. In addition to this, management is in the process of planning and implementing certain efficiency improvements at Twangiza and Namoya. At Twangiza, the Company intends to increase mill throughput by 10% to 15% from current design capacity through de-bottlenecking activities such as the incremental expansion of the pre-crushing circuit. At Namoya, the Company is planning to implement various optimization measures to enhance production and reduce operating costs, including the optimization of the crushing circuit, the agglomerated heap leap processing circuit and the installation of higher capacity pumps.

Furthermore, the Company is actively exploring the possibility of establishing underground mining under the existing open pits. Given Twangiza’s topography, adit access by horizontal or nearly horizontal shafts would be employed which tends to be less capital intensive than typical underground mining operations which utilize vertical shafts. Like at Twangiza, Namoya’s mineral resources endowment is also suited for underground mining under its existing pits through adit access. Banro anticipates that it would pursue the underground expansion at Namoya before doing so at Twangiza.

Based on current production levels, the Company expects 2016 annual consolidated production at or marginally below the lower end of the 2016 production guidance. With the increase in production from Namoya throughout 2016, consolidated cash costs have been trending downward into the lower half of the 2016 guidance range.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Non-IFRS Measures

Management uses cash costs, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association that included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

	Q3 2016			Q3 2015
	Twangiza	Namoya	Consolidated	Twangiza
Mine Operating Costs ($)	25,055	31,030	56,085	23,084
Depreciation ($)	(6,631)	(10,346)	(16,977)	(5,821)
Cash Costs ($)	18,424	20,684	39,108	17,263
Sustaining Capital ($)	3,822	3,366	7,188	3,690
All-In Sustaining Cost - Mine Site ($)	22,246	24,050	46,296	20,953
General and Administrative Costs and Other ($)			3,814
All-In Sustaining Cost - Total ($)			50,110

Ounces Sold	25,321	27,963	53,284	34,467
Cash Cost per Ounce $/oz	728	740	734	501
All-In Sustaining Cost per Ounce - Mine Site $/oz	879	860	869	608
All-In Sustaining Cost per Ounce - Total $/oz			940

	YTD 2016			YTD 2015
	Twangiza	Namoya	Consolidated	Twangiza
Mine Operating Costs ($)	72,559	79,976	152,535	75,433
Depreciation ($)	(19,639)	(25,098)	(44,737)	(19,332)
Cash Costs ($)	52,920	54,878	107,798	56,101
Sustaining Capital ($)	10,894	8,222	19,116	9,589
All-In Sustaining Cost - Mine Site ($)	63,814	63,100	126,914	65,690
General and Administrative Costs and Other ($)			12,659
All-In Sustaining Cost - Total ($)			139,573

Ounces Sold	77,037	67,895	144,932	104,088
Cash Cost per Ounce $/oz	687	808	744	539
All-In Sustaining Cost per Ounce - Mine Site $/oz	828	929	876	631
All-In Sustaining Cost per Ounce - Total $/oz			963

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net loss for the period and EBITDA is presented below:

Q3 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	4,172	1,439	5,611	(10,269)	(4,658)
Finance expenses	911	1,611	2,522	7,854	10,376
Other non-cash charges	345	48	393	714	1,107
Share-based payments	8	2	10	46	56
Depletion and depreciation	6,631	10,346	16,977	13	16,990
EBITDA	12,067	13,446	25,513	(1,642)	23,871

Q2 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	1,504	(2,623)	(1,119)	(12,367)	(13,486)
Finance expenses	798	1,506	2,304	7,736	10,040
Other non-cash charges	2,631	260	2,891	3,284	6,175
Share-based payments	21	15	36	263	299
Depletion and depreciation	6,767	8,762	15,529	14	15,543
EBITDA	11,721	7,920	19,641	(1,070)	18,571

YTD 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	3,890	(8,471)	(4,581)	(36,697)	(41,278)
Finance expenses	4,768	4,034	8,802	23,032	31,834
Other non-cash charges	5,811	1,741	7,552	9,153	16,705
Share-based payments	33	19	52	344	396
Depletion and depreciation	19,639	25,098	44,737	40	44,777
EBITDA	34,141	22,421	56,562	(4,128)	52,434

Q3 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	10,988	(23,212)	(12,224)	13	(12,211)
Finance expenses	1,404	99	1,503	2,182	3,685
Other non-cash charges	2,368	23,113	25,481	(3,481)	22,000
Share-based payments	10	-	10	82	92
Depletion and depreciation	5,821	-	5,821	13	5,834
EBITDA	20,591	-	20,591	(1,191)	19,400

Q2 2015	Twangiza	Namoya	Total Mine	Corporate		Consolidated
	$	$	$	$	$	$
Net Income/(Loss)	8,528	(50,299)	(41,771)	(6,895)		(48,666)
Finance expenses	1,391	99	1,490	4,545		6,035
Other non-cash charges	1,665	50,200	51,865	368		52,233
Share-based payments	15	-	15	139		154
Depletion and depreciation	7,125	-	7,125	23		7,148
EBITDA	18,724	-	18,724	(1,820)		16,904

YTD 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	34,072	(73,609)	(39,537)	(14,560)	(54,097)
Finance expenses	2,967	296	3,263	12,161	15,424
Other non-cash charges	4,497	73,313	77,810	(2,833)	74,977
Share-based payments	85	-	85	564	649
Depletion and depreciation	19,332	-	19,332	61	19,393
EBITDA	60,953	-	60,953	(4,607)	56,346

Q3 2016 Financial Results Conference Call Information

Banro will host a conference call at 8:00AM EST on November 8, 2016. Please use the following dial in numbers:

Q3 2016 Financial Results Conference Call Information

Toll Free (North America):	+1 877-291-4570	Conf ID: 56375144
Toronto Local & International:	+1 647-788-4919	Conf ID: 56375144

Q3 2016 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367	Conf ID: 56375144
Toronto Local & International:	+1 416-621-4642	Conf ID: 56375144

The conference call replay will be available from 2:00PM EST on November 8, 2016 until 11:59 PM EST on November 22, 2016.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, operating efficiencies, potential hydro power, potential underground mining, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com